October 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski / Mr. John Dana Brown
Re:	Spirits Capital Corporation.
Amendment No. 2 to Offering Statement on Form 1-A Filed September 22, 2023
File No.: 02412312

Dear Ms. Bednarowski and Mr. Brown:

On behalf of Spirits Capital Corporation. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated September 26, 2023 with respect to the Company’s Form 1-A (the “Form 1-A”) as noted above. We are also submitting our amended Form 1-A offering statement (the “Amendment No. 3”).

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form 1-A submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Offering Statement on

Form 1-A Exhibit 2.2, page II-2

1.	Refer to your response to comment 1. We note that you have removed the forum selection provision from Exhibit 2.1 but that you have added the forum selection provision to Exhibit 2.2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative actions.” Please disclose whether this provision applies to actions arising under Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We note that your forum selection provision also identifies the federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, please address the forum selection provision in your risk factors section.

Response: Our board of directors has amended Exhibit 2.2 to remove the forum selection provision in its entirety. Revised Exhibit 2.2 is being submitted with Amendment No. 3.

Exhibit 4.1, page II-2

2.	Refer to your response to comment 2. Please revise your offering circular disclosure to correctly identify the provision of the forum selection provision in Exhibit 4.1, to make the provision consistent with the forum selection provision in Exhibit 2.2 and add risk factor disclosure regarding the risks related to the forum selection provision of Exhibit 4.1.

Response: We removed the forum selection provision from Exhibit 2.2. (See Response #1 above). We also updated the forum selection provision in Exhibit 4.1. We updated disclosure regarding the forum selection in Exhibit 4.1 and added a risk factor disclosure addressing the same. Revised Exhibit 4.1 is being submitted with Amendment No. 3.

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We trust that the above is sufficiently responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our counsel Ruba Qashu, Partner, Barton LLP at 949-355-5405.

Sincerely,

Spirits Capital Corporation

/s/ Todd Sanders
Todd Sanders
Chief Executive Officer and Chairman